BIRCH MOUNTAIN RESOURCES LTD.
Suite 3100, Bow Valley Square II
205 - 5th Avenue S.W.
Calgary, Alberta T2P 2V7
Tel: (403) 262-1838
Fax: (403) 263-9888
ALBERTA SECURITIES COMMISSION 19th Floor, 10025 Jasper Avenue Edmonton, Alberta, T5K 3Z5	BRITISH COLUMBIA SECURITIES COMMISSION P.O. Box 10142 Pacific Centre 701 West Georgia Street Vancouver, British Columbia, V7Y 1L2
TSX VENTURE EXCHANGE 10th Floor, 300 - 5th Avenue S.W. Calgary, Alberta, T2P 3C4

Dear Sirs:

Re:	BIRCH MOUNTAIN RESOURCES LTD. Material Change Report Under Section 146 of the Securities Act (Alberta) and Section 85 of the Securities Act (British Columbia)

This letter is intended as a statement setting forth certain matters that may be a material change in the affairs of BIRCH MOUNTAIN RESOURCES LTD. (the "Corporation" or "Birch Mountain"). For convenience, this letter is itemized in the same manner as Form 27 of the Securities Act (Alberta) and Form 53-901F of the Securities Act (British Columbia). Concurrent with this filing, this letter is being filed with the TSX Venture Exchange Inc., being the only Exchange on which the Corporation's shares are currently listed.

Item 1 - Reporting Issuer

BIRCH MOUNTAIN RESOURCES LTD.
Suite 3100, Bow Valley Square II
205 - 5th Avenue S.W.
Calgary, Alberta T2P 2V7
Tel: (403) 262-1838
Fax: (403) 263-9888

Item 2 - Date of Material Change

The material change occurred on January 24, 2003.

Item 3 - Publication of Material Change/Press Release

A press release was issued on January 27, 2003.

Item 4 - Summary of Material Change

The Corporation completed the second and final closing of a non-brokered private placement of a total of 2,537,622 units at $0.25 per unit for gross proceeds of approximately $630,000.

Birch Mountain's Industrial Mineral Division has completed a limestone delineation drill program at the proposed limestone quarry on its Athabasca mineral property located in northeastern Alberta.

Full Description of Material Changes

The Corporation has completed the second and final closing of a non-brokered private placement consisting of a total 2,537,622 units at a price of $0.25 per unit for gross proceeds of approximately $630,000. Each unit consists of one common share and one non-transferable common share purchase warrant, with each warrant entitling the holder to purchase an additional common share for $0.75 for a period of 16 months after the date of closing.

Birch Mountain's Industrial Mineral Division has completed a limestone delineation drill program at the proposed limestone quarry on its Athbasca mineral property located in northeastern Alberta. Six continuously cored holes were drilled on approximately 500 m centres and completed to depths ranging from 16 to 45 m. Drilling was done under the supervision of an independent qualified person who is preparing an independent technical report conforming to NI 43-101. The Middle Quarry Unite ("MQU"), a potential high-calcium limestone identified in the preliminary geological appraisal (available from the Sedar website, address below) was intersected in all holes and other potential high-calcium limestone units have been identified. Drill core samples have been submitted for whole rock geochemical analyses and the MQU interval in four drill holes has been submitted to kiln manufacturers for calcining tests.

In late December 2002, the Corporation acquired 100% undivided interest in a mineral lease located immediately east of the proposed limestone quarry, totalling 194 hectares (480 acres).

Item 6 - Reliance on Section 146(2) of the Securities Act (Alberta) or Section 85(2) of the Securities Act (British Columbia)

Not applicable

Item 7 - Omitted Information

Not applicable

Item 8 - Senior Officer

The name of a Senior Officer of the Corporation who is knowledgeable about the material change and who can be contacted by the Commission is:

Donald L. Dabbs, Vice-President and Chief Financial Officer, telephone (403) 262-1838.

Item 9 - Statement of a Senior Officer

The foregoing accurately discloses the material change referred to in this report.

DATED at Calgary, Alberta, this 27th day of January, 2003.

Yours truly,

BIRCH MOUNTAIN RESOURCES LTD.

Per: "Donald L. Dabbs"
Donald L. Dabbs
Vice-President and CFO